MANAGED PORTFOLIO SERIES

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 26th day of September 2013, by and between Managed Portfolio Series, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (individually and collectively referred to herein as the “Fund”), and Tortoise Capital Advisors, L.L.C., a Delaware Limited Liability Company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 4th day of May 2011, as amended, (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of the Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

4. TERM AND TERMINATION. This Agreement shall remain in effect for (i) the Tortoise MLP & Pipeline Fund until May 31, 2014; (ii) the Tortoise North American Energy Independence Fund for a period of not less than one year from the date on which it issues its first share and (iii) the Tortoise Select Opportunity Fund for a period of not less than one year from the date on which it issues its first share.  This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

5. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Schedule A	TORTOISE CAPITAL ADVISORS, L.L.C.

By: /s/ James R. Arnold	By: /s/ Terry C. Matlack
Name: James R. Arnold	Name: Terry C. Matlack
Title: President and Principal Executive Officer	Title: Managing Director

Appendix A

Series of Managed Portfolio Series	Operating Expense Limit	Termination Date

Tortoise MLP & Pipeline Fund		May 31, 2014
Institutional Class	1.10% of average daily net assets
Investor Class	1.35% of average daily net assets
C Class	2.10% of average daily net assets

Tortoise North American Energy Independence Fund		One year from the date on which Fund issues first share
Institutional Class	1.10% of average annual net assets
Investor Class	1.35% of average annual net assets
C Class	2.10% of average annual net assets

Tortoise Select Opportunity Fund		One year from the date on which Fund issues first share
Institutional Class	1.10% of average annual net assets
Investor Class	1.35% of average annual net assets
C Class	2.10% of average annual net assets